                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE13G (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-l(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )

                            Publix Super Markets Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   744663-105
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                                 (CUSIP Number)

                                December 10, 1999
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             (Date of Event Which Requires Filing of this Statement)

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         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]  Rule 13d-1(b)

                  [_]  Rule 13d-(c)

                  [_]  Rule 13d-l(d)


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CUSIP NO. 744663-105                     13G                Page 2 of 8 Pages

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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

   Wilmington Trust Corporation

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware Corporation
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  NUMBER OF           5  SOLE VOTING POWER              11,840,708
   SHARES             __________________________________________________________
BENEFICIALLY          6  SHARED VOTING POWER                   -0-
  OWNED BY            __________________________________________________________
    EACH              7  SOLE DISPOSITIVE POWER         11,840,708
  REPORTING           __________________________________________________________
   PERSON             8  SHARED DISPOSITIVE POWER              -0-
    WITH

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11,840,708
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*  [ ]      N/A

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.4%

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12 TYPE OF REPORTING PERSON*

   HC

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CUSIP NO. 744663-105                     13G                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

  Wilmington Trust Corporation

--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware Corporation
--------------------------------------------------------------------------------
 NUMBER OF             5  SOLE VOTING POWER          11,840,708
   SHARES              _________________________________________________________
BENEFICIALLY           6  SHARED VOTING POWER               -0-
 OWNED BY              _________________________________________________________
   EACH                7  SOLE DISPOSITIVE POWER     11,840,708
 REPORTING             _________________________________________________________
  PERSON               8 SHARED DISPOSITIVE POWER           -0-
   WITH

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11,840,708
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*   [ ]     N/A

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.4%

--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   BK

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CUSIP NO. 744663-105                     13G                Page 4 of 8 Pages
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Item 1(a)  Name of Issuer:

       Publix Super Markets Inc
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Item 1(b)  Address of Issuer's Principal Executive Offices:

       1936 George Jenkins Boulevard
       Lakeland Florida 33815
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Item 2(a)  Name of Person Filing:

       Wilmington Trust Corporation
       Wilmington Trust Company
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Item 2(b)  Address of Principal Business Office, or if None, Residence:

       1100 North Market Street
       Wilmington, DE  19890
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Item 2(c)  Citizenship:

       Wilmington Trust Corporation is a Delaware Corporation
       Wilmington Trust Company is a Delaware Banking Corporation
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Item 2(d)  Title of Class of Securities:

       Common Stock
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Item 2(e)  CUSIP Number:

       None
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Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
           or (c), Check Whether the Person Filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

       (b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

           Wilmington Trust Company is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.


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CUSIP NO. 744663-105                     13G                Page 5 of 8 Pages

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

       (e) [ ] An investment adviser in accordance with Rule 13d-l(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-I (b)(1)(ii)(F);

       (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           Wilmington Trust Corporation is a Parent Holding Company

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3 (c)(14).of the Investment Company Act;

       (j) [X] Group, in accordance with Rule 13d-l(b)(1)(ii)(J);

           Wilmington Trust Corporation and Wilmington Trust Company are a Group.

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:
            Wilmington Trust Corporation                  11,840,708
            Wilmington Trust Company                      11,840,708

       (b) Percent of class:
            Wilmington Trust Corporation                  5.4%
            Wilmington Trust Company                      5.4%

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CUSIP NO. 744663-105                     13G                Page 6 of 8 Pages

       (c) Number of shares as to which Wilmington Trust Corporation has:

           (i)   Sole power to vote or to direct the vote

                 11,840,708

           (ii)  Shared power to vote or to direct the vote

                 0

           (iii) Sole power to dispose or to direct the disposition of

                 11,840,708

           (iv)  Shared power to dispose or to direct the disposition of

                 0

       Number of shares as to which Wilmington Trust Company has:

           (i)   Sole power to vote or to direct the vote

                 11,840,708

           (ii)  Shared power to vote or to direct the vote

                 0

           (iii) Sole power to dispose or to direct the disposition of

                 11,840,708

           (iv)  Shared power to dispose or to direct the disposition of

CUSIP NO. 744663-105                     13G                Page 7 of 8 Pages

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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
--------------------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:  BK
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Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:  HC
         Wilmington Trust Company:      BK
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Item 9.  Notice of Dissolution of Group.

         N/A
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Item 10. Certifications.


         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO. 744663-105                     13G                Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1999                                WILMINGTON TRUST CORPORATION


                                                By: /s/Thomas P. Collins
                                                    ----------------------------
                                                    Thomas P. Collins
                                                    Vice President and Secretary


                                                WILMINGTON TRUST COMPANY


                                                By: /s/ Allan C. Lynch, Jr.
                                                    ----------------------------
                                                    Allan C. Lynch, Jr.
                                                    Vice President



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                           Wilmington, Delaware 19890




February 9, 1999



United States Securities and
 Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format an initial Schedule 13-G reflecting beneficial ownership as of December 31, 1999 by Wilmington Trust Company, with respect to the following issuer and security:

                        Publix Super Markets Inc. Common

Please contact me if there are any questions regarding this filing.

Sincerely,



/s/ Sharon C. Roy
----------------------------
Sharon C. Roy
Assistant Vice President and
Fiduciary Compliance Officer

Telephone Number (302) 651-8378